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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.

Commission File Number for Registration Statement: 333-114300

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        The Mosaic Company (formerly Global Nutrition Solutions, Inc.) has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed transaction. The Mosaic Company has also filed a definitive proxy statement/prospectus with the SEC. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004 and declared effective on September 17, 2004.

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Phosphate Resource Partners
Limited Partnership

[Mosaic Logo]

IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
Douglas Hoadley
847.739.1826
dahoadley@imcglobal.com

The Mosaic Company and Cargill Fertilizer, LLC Announce Filing of Registration Statement to Register Guarantees In Connection With IMC Global's and Phosphate Resource Partners' Consent Solicitation on All of Their Outstanding Public Debt Securities

        LAKE FOREST, IL, September 27, 2004—The Mosaic Company and Cargill Fertilizer, LLC today announced the filing of a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission as part of a proposed consent solicitation on all of the outstanding public debt securities (the Securities) of IMC Global Inc. (NYSE: IGL) and Phosphate Resource Partners Limited Partnership (NYSE: PLP). The proposed consent solicitation relates to 10 series of debt securities totaling approximately $1.8 billion in outstanding principal amount. The consent solicitation is being proposed in connection with the previously announced combination of IMC Global with the fertilizer businesses of Cargill, Incorporated (Cargill) which will create The Mosaic Company, a new, public company, and will result in IMC Global becoming a wholly owned subsidiary of Mosaic. As part of the combination, Cargill Fertilizer, LLC, which is now a Cargill subsidiary, will become a wholly owned subsidiary of The Mosaic Company.

        Approval of the proposed amendments to the Securities is not necessary for or a condition to the consummation of the combination. IMC Global has also entered into a merger agreement with PLP, pursuant to which PLP will merge with and become a wholly owned subsidiary of IMC Global. Approval of the proposed amendments also is not necessary for or a condition to the consummation of the PLP merger. The proposed amendments to the Securities are being sought primarily to provide Mosaic with the greater operational flexibility to more effectively integrate IMC Global and the Cargill fertilizer businesses following the completion of the combination.

        In return for the consents, Mosaic and Cargill Fertilizer, LLC intend to offer guarantees of the obligations of IMC Global and PLP under the Securities. In addition, IMC intends to offer payments to consenting holders of three series of the Securities (IMC's 10.875% Senior Notes due 2008, 11.250% Senior Notes due 2011 and 10.875% Senior Notes due 2013).

        IMC Global and PLP will not launch the consent solicitation until the Registration Statement containing the solicitation materials has been declared effective by the SEC, at which time the solicitation materials will be mailed to holders of the Securities. Following the launch of the consent solicitation, holders of the Securities will be able to obtain the solicitation materials from Bondholder Communications Group, which will act as the information agent for the consent solicitation, and may direct questions concerning the consent solicitation to Goldman, Sachs & Co. which will act as the solicitation agent for the consent solicitation. Holders of the Securities should not deliver consents prior to the time that the Registration Statement is declared effective and the solicitation materials are mailed. None of IMC Global, PLP, Cargill, the solicitation agent or the information agent makes any recommendation as to whether or not holders of the Securities should deliver their consents, and no one has been authorized by any of them to make such a recommendation.

        The Registration Statement relating to the guarantees has been filed with the SEC but has not yet become effective. The guarantees may not be sold nor may consents be accepted prior to the time the Registration Statement becomes effective. This news release does not constitute an offer to sell the guarantees or the solicitation of consents. The guarantees will not be sold and consents will not be solicited in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

        This news release contains forward-looking statements that are based on current expectations. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and company plans and objectives to differ materially from those expressed in the forward-looking statements.

About IMC Global Inc.

        From multiple mines and plants in North America, IMC Global serves world agriculture as the largest producer and marketer of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global "feeds the land that feeds the world." For more information, visit www.imcglobal.com.

About Phosphate Resource Partners Limited Partnership

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

About Cargill Crop Nutrition

        Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

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The Mosaic Company and Cargill Fertilizer, LLC Announce Filing of Registration Statement to Register Guarantees In Connection With IMC Global's and Phosphate Resource Partners' Consent Solicitation on All of Their Outstanding Public Debt Securities